SECUR  ISSION

12010840

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brockett Tamny & Co. Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 S. Flower Street, Suite 2350
(No. and Street)

Los Angeles CA 90071-2901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter C. Brockett 213-452-4433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, Los Angeles CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**


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OATH OR AFFIRMATION

I, Peter C. Brockett _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Brockett Tamny & Co. Incorporated _____, as

of December 31, _____, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____

_____

_____

_____

> MYRRA Y. YEGER
> Commission # 1884184
> Notary Public - California
> Los Angeles County
> My Comm. Expires Mar 27, 2014

_____
Signature

MANAGING DIRECTOR
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


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CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _Los Angeles_ }

On _February 15, 2015_ before me, _Myrra Yeger_,
Date ___ Here Insert Name and Title of the Officer

personally appeared _Peter Charles Brockett_
___ Name(s) of Signer(s)

2169 Adair, San Marino, CA 91108,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: _____
Signature of Notary Public

MYRRA Y. YEGER
Commission # 1884184
Notary Public - California
Los Angeles County
My Comm. Expires Mar 27, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _Annual Audited Report form for 2011_

Document Date: _December 31, 2011_ ___ Number of Pages: _15_

Signer(s) Other Than Named Above: ___

Capacity(ies) Claimed by Signer(s)

Signer's Name: _Peter Charles Brockett_   Signer's Name: ___

☒ Corporate Officer — Title(s): ___   ☐ Corporate Officer — Title(s): ___
☐ Individual   ☐ Individual
☐ Partner — ☐ Limited ☐ General   ☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact   ☐ Attorney in Fact
☐ Trustee   ☐ Trustee
☐ Guardian or Conservator   ☐ Guardian or Conservator
☐ Other: ___   ☐ Other: ___

RIGHT THUMBPRINT OF SIGNER
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Signer Is Representing: _Self_   Signer Is Representing: ___

RIGHT THUMBPRINT OF SIGNER
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© 2009 National Notary Association • NationalNotary.org • 1-800-US NOTARY (1-800-876-6827)   Item #5907

Brockett Tamny & Co. Incorporated

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

PART I

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Shareholders' Equity	4
Statement of Changes in Financial Condition	5
Notes to Financial Statements	6 - 8

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1	9
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3	11

PART II

Report on Internal Control	12-13

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Independent Auditor's Report

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

I have audited the accompanying statement of financial condition of Brockett Tamny & Co.
Incorporated (the Company) as of December 31, 2011 and related statements of income (loss),
changes in financial condition, and changes in shareholders' equity for the year then ended. These
financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
and include the supplemental schedule of the net capital computation required by rule 15c3-1. These
financial statements are the responsibility of the Company's management. My responsibility is to
express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States.
Those standards require that I plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining, on
a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit
also includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. I believe that my
audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the
financial condition of the Company as of December 31, 2011 and the related statements of income
(loss), changes in financial condition and shareholders' equity for the year then ended in conformity
with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements
taken as a whole. The information contained in Schedules I, II and III is presented for purposes of
additional analysis and is not a required part of the basic financial statements, but is supplementary
information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information
has been subjected to the auditing procedures applied in the audit of the basic financial statements
and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements
taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 25, 2012

Brockett Tamny & Co. Incorporated
Statement of Financial Condition
December 31, 2011

Assets

Cash checking	$	330
Advance to affiliates		2,978
Prepaid FINRA fees		784
Investments in securities		36,765
Total assets		**$ 40,857**

Liabilities and Shareholders' Equity

Liabilities

Accounts payable and accrued expenses	$	2,261
Payable to affiliates		11,925
Payable to shareholders		2,230
Total liabilities		16,416

Shareholders' Equity

Common stock ($1 par value, 100,000 shares authorized and issued; 9,513 shares outstanding)	$ 9,492	
Paid-in capital	297,508	
Retained earnings (deficit)	(282,559)	24,441
Total liabilities and shareholders' equity		**$ 40,857**

See Accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Income (Loss)
For the Year Ended December 31, 2011

Revenue		
Consulting fees	$	52,000
Unrealized gain on investment		1,170
Interest and other income		7
Total Revenue		53,177
Expenses		
Commissions expense		9,500
Insurance		17,197
Professional services		3,115
Regulatory fees		1,447
Rent		37,230
Telephone		4,613
All other		1,484
Total Expenses		74,586
Income (Loss) Before Tax Provision		(21,409)
Income tax provision		800
Net Income (Loss)	$	(22,209)

See Accompanying Notes to Financial Statements

3

Brockett Tamny & Co. Incorporated
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2011

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2010	9,293	$9,272	$ 283,728	$ (260,350)	$ 32,650
Capital Contribution	220	220	13,780		14,000
Net Income (loss)				(22,209)	(22,209)
Balance, December 31, 2011	9,513	$9,492	$ 297,508	$ (282,559)	$ 24,441

See Accompanying Notes to Financial Statements

4

Brockett Tamny & Co. Incorporated
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net income (loss)	$ (22,209)
Unrealized gain on investments	(1,170)
Changes in operating assets and liabilities:	
Prepaid expenses	(269)
Advances to and from affiliates	(1,441)
Accounts payable and accrued expenses	(410)
Net cash provided in operating activities	(25,499)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	
Capital contribution	14,000
Loans from shareholders	(5,000)
Cash Flows from Financing Activities	9,000
Net increase (decrease) in cash	(16,499)
Cash at beginning of year	16,829
Cash at end of year	$ 330

SUPPLEMENTAL INFORMATION

Interest paid	-
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS

Brockett Tamny & Co. Incorporated (the Company), a California Corporation, located in Los Angeles, California was incorporated July 13, 1990.

The Company is a broker-dealer having been approved by the National Association of Securities Dealers, Inc. ("NASD") on April 27, 1993. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company's business is to raise capital and provide merger and acquisition services. The Company operates pursuant to the (k) (2) (i) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments - Investments in securities are valued at current value.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Receivables longer than one year are treated as deferred income.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC Statement No. 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

NOTE 3 – RELATED PARTIES – AFFILIATED ENTITIES

The Company provides advisory support services to an affiliated partnership for a management fee of $500 per month, payable quarterly. $1,500 was paid during the year. The Company also advances funds toward payment of expenses on behalf of, and borrows funds from, several entities [2 general partnerships and 1 LLC] in which the officers of the Company have majority ownership. At December 31, 2011, the amount due from these affiliated entities was $2,978 and due to these affiliates was $11,925.

In addition, the balance of funds borrowed from shareholders was $2,230. These temporary loans are interest free.

NOTE 4 – OPERATING LEASE COMMITMENTS

The Company subleases facilities in the County of Los Angeles under a short-term agreement expiring in 2012.

NOTE 5 - INCOME TAXES

The Company's fiscal year ends December 31, 2011. The Company will file an income tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal Current	$ 0
State Current	800
	$ 800

NOTE 6 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See page 9 for the computation of net capital.

NOTE 7 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2011 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through January 25, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Brockett Tamny & Co. Incorporated

Schedule I - Computation of Net Capital in Requirements Pursuant

To Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 24,441
Nonallowable assets	
Due from affiliates	(2,978)
Prepaid FINRA fees	(784)
Haircuts including haircuts for undue concentration	(9,192)
Net Capital	$ 11,487

Computation of Net Capital Requirements

Minimum net aggregate indebtedness -	
6-2/3% of net aggregate indebtedness	1,094
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	$ 6,487

Excess net capital at 1000% (net capital less 10% of	
aggregate indebtedness)	$ 9,846

Computation of Aggregate Indebtedness

Total liabilities	$ 16,416
Aggregate indebtedness to net capital	1.43 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 11,077
Variance -	
Decrease in accrued expenses	410
Haircuts adjustment	-
Net Capital per Audited Report	$ 11,487

See Accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
as of December 31, 2011

A computation of reserve requirement is not applicable to Brockett Tamny & Co. Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Brockett Tamny & Co. Incorporated
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
as of December 31, 2011

Information relating to possession or control requirements is not applicable to Brockett Tamny & Co. Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

In planning and performing my audit of the financial statements of Brockett Tamny & Co. Incorporated (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

Report on Internal Control Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 25, 2012

4   Confirmation

Your transfer has been submitted. You may wish to print this page for your records.

Transfer reference number:	4357678
From:	BT INVESTMENT PARTNERS - 50308637
To:	BROCKETT TAMNY CO INC - 50900307
Transfer requested for:	02/15/12
Transfer will occur on:	02/15/12
Amount:	$1,800.00
Status:	Completed

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